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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                        --------------------------------

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of June, 2001
                                            ----------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------

                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         FORM 20-F         [X]                      FORM 40-F         [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

           YES             [ ]                        NO              [X]

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]


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                                       Contact:  Lynn Martenstein (305) 539-6573
                                                 Michael Sheehan (305) 539-6572

                                       For Immediate Release



               CELEBRITY CRUISES CANCELS NORTHERN EUROPEAN SAILING



MIAMI -- June 3, 2001 -- Celebrity Cruises canceled a 14-night Northern European cruise on GALAXY today to repair a damaged portside propeller. The ship, which returned to port shortly after leaving Amsterdam Saturday, will not sail its June 2-15 scheduled cruise, but will enter drydock instead in Hamburg, Germany, to repair damages. Guests are being flown home and assisted with other travel plans. GALAXY is expected to resume sailing June 16.

         "We know that our guests are disappointed and we are terribly sorry that we have caused them this disappointment," said Celebrity Cruises President Richard Sasso. "We will certainly make every effort to minimize any additional inconvenience."

         To compensate guests for this disruption, all Galaxy guests will receive a full refund for their cruise and airfare, plus a free cruise on a future 14-night sailing. Guests' travel agents also will receive their full commission.

         Special teams have been assembled and dedicated hospitality desks have been set up onboard the ship to assist guests with their flights home. A Help Desk also has been activated at Celebrity's Miami headquarters to answer general inquiries. That number is 1-888-826-8495.

         The canceled cruise is expected to have a negative impact on the Company's earnings of between $.04 and $.05 per share.

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                                       Contact:  Lynn Martenstein (305) 539-6570
                                                 Michael Sheehan (305) 539-6572

                                       For Immediate Release



                 CELEBRITY CRUISES CANCELS TWO ALASKAN CRUISES



MIAMI -- June 5, 2001 -- Celebrity Cruises is canceling two cruises on INFINITY to replace a ball-bearing unit in the ship's starboard propulsion system. The ship must enter drydock to replace the bearing, which will result in the cancellation of its June 8 and June 15 sailings. Both cruises are seven-night roundtrip voyages out of Vancouver. INFINITY is expected to return to service on June 22.

         "Bearings of this type are highly reliable and a problem such as this is rare," said Richard Sasso, president of Celebrity Cruises. "However, prudence dictates that these repairs be made immediately. We know this will upset many of our guests' vacation plans, and we are truly sorry for this."

         Guests booked on the June 8 sailing will receive a full refund for their cruise, plus a voucher for a free seven-night Celebrity cruise sailing before November 30, 2002. Guests booked on the June 15 cruise will receive a full refund, plus a voucher for a 50 percent discount on a seven-night Celebrity cruise sailing before November 30, 2002.

         Guests' travel agents will receive their full commission, plus a $50 rebooking fee when their clients reschedule their cruise.

         Celebrity has set up a special Help Desk to assist guests and agents with changes. That number is (888) 305-1427.

         The canceled cruises are expected to have a negative impact on Royal Caribbean Cruises Ltd.'s earnings of $.03 to $.04 per share.

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                                       Contact:  Lynn Martenstein (305) 539-6570
                                                 Erin Williams (305) 539-6153

                                       For Immediate Release



                     NORDIC EMPRESS GUESTS FLOWN TO NEW YORK



MIAMI -- June 18 -- Following a brief fire in the main engine room of Royal Caribbean International's NORDIC EMPRESS late Friday that necessitated the ship's return to Bermuda, nearly all of the ship's 1,564 guests were flown home via New York yesterday. A few guests chose to remain in Bermuda and continue their vacation on sister brand Celebrity Cruises' HORIZON.

         NORDIC EMPRESS returned to Bermuda late Saturday under its own power. The ship was 140 miles northwest of Bermuda when a fuel line ruptured between the ship's third and fourth main propulsion engines, causing the fire. The fire was quickly extinguished by the ship's sprinkler system. No one was injured in the incident.

         "Our officers and crew did an outstanding job in responding to the fire," said Royal Caribbean International President Jack Williams. "Our guests also deserve a lot of credit for staying calm and cooperating fully with our staff and crew."

         NORDIC EMPRESS will move to King's Wharf in Bermuda today, where repairs will be made to the two engines that were damaged in the fire. Two cruises, the ship's June 17th and June 24th sailings, have now been canceled as a result of the damage.

         Guests booked on the canceled sailings may call the company's Help Desk at 1-888-829-4050 for assistance. Travel agents may call 1-888-832-4160 for help. Guests on the June 17th canceled cruise will receive a full refund, plus a cruise certificate toward a free future seven-night cruise. Guests on the June 24th sailing will receive a full refund, plus a 50 percent discount on a future seven-night cruise.

         The company estimates that this incident will have a financial impact of between $.03 and $.04 per share. A portion of this impact will be incurred in future quarters as cruise certificates are redeemed.


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                                       Contact:  Lynn Martenstein (305) 539-6573
                                                 Erin Williams (305) 539-6153

                                       For Immediate Release



                 ROYAL CARIBBEAN CRUISES LTD. RECEIVES EXTENSION
               ON OPTIONS FOR FIFTH AND SIXTH RADIANCE-CLASS SHIPS



MIAMI -- June 20, 2001 -- Royal Caribbean Cruises Ltd. today announced it has deferred its options to purchase a fifth and sixth ship within its new Radiance class.

         Royal Caribbean and Meyer Werft shipyard of Papenburg, Germany, builder of the Radiance-class ships, agreed to extend the options to July 26, 2002. Both options were to have expired on June 27, 2001.

         The Radiance-class ships will be operated by the Royal Caribbean International brand. RADIANCE OF THE SEAS entered service in March. The second Radiance-class ship, BRILLIANCE OF THE SEAS, is scheduled to enter service in the third quarter of 2002. The third and fourth Radiance-class ships are scheduled for delivery in 2003 and 2004, respectively.

         Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International, Celebrity Cruises, and Royal Celebrity Tours. Royal Caribbean International and Celebrity Cruises have a combined total of 21 ships in service and eight under construction or on firm order. Royal Celebrity Tours operates land-tour vacations in Alaska utilizing the world's largest glass-domed railcars. Additional information can be found on www.royalcaribbean.com, www.celebritycruises.com or www.rclinvestor.com.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           ROYAL CARIBBEAN CRUISES LTD.
                                           ----------------------------
                                           (Registrant)




Date: June 29, 2001                        By: /s/ BONNIE S. BIUMI
                                               -------------------------------
                                               Bonnie S. Biumi
                                               Vice President and Treasurer